SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report: December 29 2006

Global Environmental Energy Corp. (Bahamas)

(Exact name of registrant as specified by its charter)

Bahamas	33-24483-NY	n/a

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

P.O. Box CB-13277
Cable Beach Nassau Bahamas

Business Address

+1 242-323-0086

Registrant’s Telephone Number

Former Name or Former Address If Changed Since Last Report

Item 5. Other Events.

After presentation of the resignation of Thomas Kessler from the positions of Officer and Director of Global Environmental Energy Corp (Bahamas) and its subsidiaries Sahara Petroleum Exploration Corp (Bahamas) and Biosphere Development Corp (Bahamas) dated December 28th 2006, the Board of Directors of Global Environmental has met and after due discussion

IT WAS RESOLVED:  That the resignation of Thomas Kessler will be accepted as of December 29th 2006 and that the board accepts the appointment of Ms Ivy Grant to the vacant positions of Officer and Director of Global Environmental Energy Corp (Bahamas) and its subsidiaries Sahara Petroleum Exploration Corp (Bahamas) and Biosphere Development Corp (Bahamas) with immediate effect

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 29th 2006
Global Environmental Energy Corp. (Bahamas)
Registrant

	By:	/s/ Christopher McCormack

Christopher McCormack, Chairman and CEO

December 29th 2006.